[redacted]

SECURITIES [illegible] 14040863
Washington, D.C. [illegible]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2014
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42731

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Franklin Street Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Raleigh Road, Suite 300
(No. and Street)

Chapel Hill	NC	27517
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert C. Eubanks, Jr. (919) 403-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

7200 Glen Forest Drive, Suite 200	Richmond	VA	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert C. Eubanks, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Franklin Street Securities, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN M BAAS
NOTARY PUBLIC
ORANGE COUNTY
STATE OF NORTH CAROLINA

Signature

President
Title

Susan M Baas
Notary Public

I certify that Robert C. Eubanks, Jr. personally appeared before me this 31st day of December 2013 and signed the foregoing document. My commission expires 11/15/14.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report On The Financial Statements

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Franklin Street Securities, Inc. (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Street Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Richmond, Virginia
March 1, 2014

Franklin Street Securities, Inc.

Statement Of Financial Condition
December 31, 2013

Assets		
Cash	$	25,326
Cash held by clearing organization		279,626
Deposit held by clearing organization		100,000
Commissions receivable from clearing organization		6,939
Deferred income tax asset		80,627
Prepaid expenses		14,275
Total assets	$	506,793

Liabilities And Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	1,456
Commitments And Contingencies (Notes 4 and 8)		
Stockholder's Equity		
Common stock, no par value, authorized 100,000 shares; issued 4,000 shares		1
Additional paid-in capital		201,803
Retained earnings		303,533
		505,337
Total liabilities and stockholder's equity	$	506,793

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Income
Year Ended December 31, 2013

Revenue:	
Commissions	$ 587,355
Interest	384
Total revenue	587,739
Expenses:	
Management fee	295,200
Salaries and benefits	185,920
Clearance fees	83,792
Professional fees	18,250
Rent	52,800
Other	68,064
Total expenses	704,026
Loss before income tax benefit	(116,287)
Federal and state income tax benefit	(80,627)
Net loss	$ (35,660)

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Changes In Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 1	$ 132,724	$ 439,193	$ 571,918
Contribution from stockholder	-	69,079	-	69,079
Dividend paid to stockholder	-	-	(100,000)	(100,000)
Net loss	-	-	(35,660)	(35,660)
Balance, December 31, 2013	$ 1	$ 201,803	$ 303,533	$ 505,337

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Statement Of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net loss	$ (35,660)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Commissions receivable from clearing organization	7,678
Deferred income tax asset	(80,627)
Prepaid expenses	(6,358)
Income taxes receivable, parent company	390
Accounts payable and accrued liabilities	(6,214)
Net cash used in operating activities	(120,791)
Cash Flows From Financing Activities	
Contribution from stockholder	69,079
Dividend to stockholder	(100,000)
Net cash used in financing activities	(30,921)
Net decrease in cash	(151,712)
Cash:	
Beginning	456,664
Ending	$ 304,952
Supplemental Disclosures of Cash Flow Information	
Cash payments for income taxes	$ -

See Notes To Financial Statements.

Franklin Street Securities, Inc.

Notes To Financial Statements

Note 1. Nature Of Business And Significant Accounting Policies

Nature of business: Franklin Street Securities, Inc. (the Company) operates in North Carolina as an introducing securities broker-dealer in which security transaction orders for institutional and individual customers are placed through a regional clearing agent on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers. The Company is a wholly-owned subsidiary of Franklin Street Partners, Inc. (the Parent). The Company's customers are also customers of other wholly-owned subsidiaries of the Parent.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operation, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Transactions With Clearing Organization

The agreement with the clearing organization provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the organization.

Note 3. Income Tax Matters

The Company is a member of a group that files a consolidated federal tax return. Accordingly, income taxes payable to (refundable from) the tax authority is recognized on the financial statements of the Parent who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax return. The result of these allocations is reported on the accompanying statement of financial condition under the caption "Income taxes receivable, parent company." The Company files a separate return in the State of North Carolina.

The provision for income taxes charged to operations consists of the following:

Current tax provision (benefit)	$	-
Deferred tax benefit		
Federal	$	(61,193)
State		(19,434)
	$	(80,627)

The deferred tax asset results from temporary differences in the financial reporting basis and the tax basis of the Company's assets and liabilities. The components of the deferred tax asset as of December 31, 2013 consist of Federal net operating loss (NOL) carryforward and State net economic loss (NEL) carryforward amounts.

Computed "expected" tax benefit at 34%	$	(39,538)
Decrease as a result of actual Federal NOL		(21,655)
Decrease as a result of actual State NEL		(19,434)
	$	(80,627)

In the course of preparing the Company's tax returns, the Company reviewed its tax positions for the open tax years to determine if additional taxes would be due if such positions were examined, and has concluded that there are no material uncertain income tax positions for which an expense and liability should be recorded.

The Parent files income tax returns in U.S. federal jurisdiction and the Company files income tax returns in North Carolina. Generally, the Company and the Parent are no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2010.

Note 4. Lease Commitments

The Company, the Parent and affiliates lease office space under an operating lease expiring on March 31, 2016. Through ownership of an unrelated entity, a shareholder of the Parent owns a controlling interest in the office space that is being leased. Rent expense is allocated among the affiliated companies based on a set percentage agreed to by the companies. The Company's allocation of rent expense totaled $52,800 for the year ended December 31, 2013. Based on the Company's percentage allocation, future minimum obligations under the operating lease at December 31, 2013, are as follows:

2014	$	54,430
2015		55,791
2016		14,149
	$	124,370

Note 5. Management Agreement

The Parent provides the Company with information, telephone, janitorial and certain other administrative and management services in accordance with the terms of a management agreement. In 2013, the Company paid the Parent $295,200 for its share of services incurred. The agreement is cancelable by either party upon thirty days written notice.

Note 6. Retirement Plans

The Company has a salary deferral plan under Section 401(k) of the Internal Revenue Code for its eligible employees. The Plan allows eligible employees to defer a portion of their compensation up to 15%. Employer contributions are at the discretion of the Company. In 2013, the Company elected to contribute $5,289.

Note 7. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $390,435, which was $385,435 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.004 to 1.

Note 8. Financial Instruments With Off-Balance-Sheet Risk And Concentrations Of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds and other financial institutions. The Company introduces these transactions to the clearing organization on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing organization.

The Company maintains deposits with high quality financial institutions in amounts that may be in excess of insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Franklin Street Securities, Inc. **Schedule I**

Computation Of Net Capital Under SEC Rule 15c3-1
December 31, 2013

Net capital	
Stockholder's equity	$ 505,337
Nonallowable assets and other charges	
Prepaid expenses	14,275
Deferred income tax asset	80,627
Excess fidelity bond deductible provision	20,000
Total nonallowable assets and other charges	114,902
Net capital	$ 390,435
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 1,456
Computation of basic net capital requirements	
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 385,435
Ratio of aggregate indebtedness to net capital	0.004 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors
Franklin Street Securities, Inc.
Chapel Hill, North Carolina

In planning and performing our audit of the financial statements of Franklin Street Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Richmond, Virginia
March 1, 2014

McGladrey

Independent Accountant's Report

Board of Directors
Franklin Street Securities, Inc.
1450 Raleigh Road
Suite 300
Chapel Hill, NC 27517

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Franklin Street Securities, Inc. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries and check numbers 6462 and 6493, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (commissions revenue and interest dividend expense were agreed to trial balance and quarterly FOCUS reports), noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (commissions revenue and interest dividend expense were agreed to trial balance and quarterly FOCUS reports), noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Richmond, Virginia
March 1, 2014

Franklin Street Securities, Inc.

Schedule of Assessment Payments
Year Ended December 31, 2013

Payee		Payment Amount	Payment Date
SIPC P.O. Box 92185 Washington, DC 20090-2185	$	706.97	July 31, 2013
SIPC P.O. Box 92185 Washington, DC 20090-2185		551.86	February 4, 2014
	$	1,258.83	

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042731 FINRA DEC
FRANKLIN STREET SECURITIES INC 13*13
1450 RALEIGH RD STE 300
CHAPEL HILL NC 27517-8833

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carol E. Manzon (919) 403-3000

2. A. General Assessment (item 2e from page 2) $ 1,258.83

B. Less payment made with SIPC-6 filed (exclude interest) (706.97)

7/31/13
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 551.86

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 551.86

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 551.86

H. Overpayment carried forward $(0.00)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Franklin Street Securities, Inc.
(Name of Corporation, Partnership or other organization)

Carol E. Manzon
(Authorized Signature)

Dated the 4th day of February, 20 14.

Secretary/Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 587,355
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	83,792
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 33	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	33
Total deductions	83,825
2d. SIPC Net Operating Revenues	$ 503,530
2e. General Assessment @ .0025	$ 1,258.83